Exhibit 99.1

THE STATE OF ISRAEL
MINISTRY OF INDUSTRY, TRADE AND LABOUR
THE INDUSTRIAL RESEARCH AND DEVELOPMENT ADMINISTRATION
OFFICE OF THE CHIEF SCIENTIST

Jerusalem, 11th April 2007

Approval no. 38115
(Budget Regulation: 38020101)
Group: 13

Pimi Marion Holdings Ltd
Kibbutz Alonim
Alonim 30049

Approval

1.
We hereby inform you that the Research Committee, by virtue of its power pursuant to section 17 of the Encouragement of Industrial Research & Development Law, 5744-1984 (hereinafter referred to as “the R&D Law”) decided, at its meeting of 13th February 2007, to approve the program as submitted by you on 29th December 2006, concerning:

(a)	The subject of the approved program: a complete and comprehensive disinfection solution using the six stage method for the disinfection of seed potatoes.

(b)	The executor of the approved program: Pimi Marion Holdings Ltd, registration no. 513497123 (hereinafter referred to as “the approved program”).

2.	(a)
The R&D expenses that have been approved for the approved program’s execution shall be in an amount of up to NIS 1,795,827 and in words: one million seven hundred and ninety five thousand eight hundred and twenty seven new Israeli shekels.

(b)
The amount of the approved grant is 40% of the development expenses (an addition in respect of Development Area “A” and/or front line), which is up to an amount of NIS 718,331 and in words: seven hundred and eighteen thousand three hundred and thirty one new Israeli shekels.

3.	The approval is conditional upon compliance with the provisions of the Law, the regulations, the rules and the procedures by virtue thereof and is subject to the following conditions:

(a)	The approved program will be executed as set forth in your application within a period of 12 months from 1st December 2006 until 30th November 2007 (hereinafter referred to as “the execution period”).

(b)	(1)	You must notify the Office of the Chief Scientist of any change in the approval recipient’s control of the company’s shares and/or in one of the following means of control:

(a)	the right to vote at the company’s meetings;

(b)	the right to appoint the company’s directors;

(c)	the right to participate in the company’s profits.

(2)
A transfer of the means of control mentioned in sub-paragraph (1) to a foreign resident or foreign company that turn the foreign resident or foreign company into an interested party as defined in the Securities Law, 5728-1968 requires notice to the Office of the Chief Scientist and a written undertaking of the foreign resident or foreign company in respect of the R&D Law.

The undertakings shall be signed in the form available at the Office of the Chief Scientist and on the Internet site of the Ministry of Industry, Trade and Labour.

(c)	Additional conditions:

Payments in accordance with execution alone.

Royalties will be paid from all income in respect of formulations for the treatment of seed potatoes prior to storage and prior to sewing and any other application of the know-how developed in the program.

(d)	See the intellectual property appendix.

(e)	In the event of a charge of the company’s assets to an Israeli bank against credit, the company must make sure that the charge will be subject to the R&D Law.

(f)	If the program is the subject of an agreement with an academic institution or academic application company, the company must make sure that the agreement is subject to the R&D Law.

Yours faithfully,

(Signed)
Dr Eli Ofer
The Chief Scientist

Annexed:

1.	Appendix to the approval – budget details
2.	Undertaking
3.	Rules determined by the Research Committee for the performance of the Law’s provisions
4.	Appendix to approval – intellectual property.